SEC Mail Processing Section

MAR 18 2008

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08030805

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AQUA SECURITIES, L.P. (formerly, eSpeed Securities, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Balas — (212) 829-4852
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/27

AFFIRMATION

I, Tom Balas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Aqua Securities, L.P. (formerly, eSpeed Securities, Inc.) as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

ELIZABETH PEÑA RAMOS
Notary Public, State of New York
No. 01PE6167750
Qualified in Bronx County
Commission Expires June 04, 20 11

Notary Public

AQUA SECURITIES, L.P.
(Formerly, eSpeed Securities, Inc.)
(SEC. ID No. 8-51866)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Aqua Securities, L.P.:

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (formerly, eSpeed Securities, Inc.) (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Aqua Securities, L.P. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 13, 2008

AQUA SECURITIES, L.P.
(Formerly, eSpeed Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$ 1,568
Fixed assets (net of accumulated depreciation of $92)	1,845
Intangible assets (net of accumulated depreciation of $1)	19
Receivables from related parties	2
Other	2
TOTAL ASSETS	$ 3,436

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Payables to related parties	$ 1,240
Accounts payable and accrued liabilities	146
Total liabilities	1,386
PARTNERS' CAPITAL	2,050
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,436

See notes to financial statements.

(In thousands)

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald, Securities, L.P. ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by eSpeed, Inc. ("eSpeed"), a limited partner, which is also a subsidiary of Cantor Fitzgerald, L.P.; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by eSpeed. All partners collectively have contributed financial, professional and technology assets to the new venture.

On May 10, 2007, eSpeed received a Certificate of Conversion from the Secretary of the State of Delaware to convert eSpeed Securities, Inc., a Delaware corporation and wholly owned subsidiary of eSpeed, into a limited partnership (the "Conversion") named Aqua Securities, L.P. In June 2007, all assets, liabilities and retained earnings of eSpeed Securities, Inc. were transferred by way of a final dividend to eSpeed, Inc. in the amount of $101,566.

In June 2007, Cantor Securities contributed to the Partnership $750 in cash; eSpeed contributed $749.9 in cash and technology assets with a net book value of approximately $570; and the Holding Company contributed $0.1 in cash.

In October 2007, the Partnership received approval from the National Association of Securities Dealers ("NASD") to operate an Alternative Trading System ("ATS") and to provide direct market access for institutional block equity buyside and sellside firms. Concurrent with these approvals, eSpeed contributed to the Partnership its former equities order routing business and related technology assets with a net book value of approximately $525. Further, Cantor Securities contributed to the Partnership $379 in cash; eSpeed contributed $364 in cash and the Holding Company contributed $7 in cash.

The ATS offers anonymous access to pools of block and basket liquidity to institutional buyside and sellside firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a) (1). Only equity securities are traded via the ATS.

The Partnership also operates the Direct Market Access ("DMA") system, which is currently operational at Cantor Fitzgerald & Co. (a subsidiary of Cantor Fitzgerald, L.P.). The DMA is a client-directed, front-end order management system that enables participants to monitor quotations and submit orders. The DMA system accommodates a range of direct access order types, including limit orders, pegged orders, and 'reserve discretion' orders, and has smart-routing capabilities geared toward directing orders to the market center displaying the best prices.

In December 2007, further contributions were made to the Partnership: Cantor Securities contributed $252 in cash; eSpeed contributed $243 in cash; and the Holding Company contributed $5 in cash.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents — The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Securities Transactions — Securities transactions are recorded on a trade date basis.

Fixed Assets — Fixed assets are carried at cost net of accumulated depreciation. Fixed assets, principally composed of computers, communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life (generally three years) on a straight-line basis.

Intangible Assets — Intangible assets consist of purchased patents, the costs to defend and enforce the Partnership's rights under patents and costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years.

Income Taxes — eSpeed Securities, Inc. accounted for income taxes using the asset and liability method pursuant to SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Aqua Securities, L.P. is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax (UBT) in the City of New York.

See Note 3, Income Taxes, for more information related to eSpeed Securities, Inc. and the Partnership's deferred tax assets and liabilities.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Partnership's statement of financial condition.

New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *Fair Value Measurements*, which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115,* which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 will not have a material effect on the Partnership's statement of financial condition.

2. RELATED PARTY TRANSACTIONS

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, tax, legal, human resources and facilities management. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The indirect costs are generally determined by using headcount as the basis for such charges. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Partnership or Cantor.

Under the Amended and Restated Joint Services Agreement ("JSA"), eSpeed provides the Partnership with technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment. eSpeed, Inc. also provides the Partnership with operations and disaster recovery services, voice and data communications, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, eSpeed charges the Partnership the actual direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing such services, and receives payment on a monthly basis.

Cantor Fitzgerald & Co. ("CF&CO"), a wholly owned subsidiary of Cantor, provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, the Partnership collects brokerage revenue and remits to CF&CO on a monthly basis.

In addition, there were related party payables to affiliates of $1,240 and receivables from affiliates of $2, as of December 31, 2007.

The services provided under the Administrative Services Agreement and the Joint Services Agreement are related party services because the Partnership is owned by Cantor and eSpeed. As a result, the amounts charged for services under these agreements may be higher or lower than

amounts that would be charged by third parties if the Partnership did not obtain such services from Cantor and/or eSpeed. Management believes that the allocations of such costs are reasonable.

3. INCOME TAXES

During the period January 1, 2007 to June 15, 2007, eSpeed Securities, Inc. was included in the consolidated federal income tax return filed by eSpeed, Inc. Federal income taxes have been provided on a separate entity basis. eSpeed Securities, Inc. was also included in the combined state and local income tax returns with eSpeed, Inc. State and local income taxes have been provided on a separate entity basis. In accordance with the terms of an informal tax allocation agreement with eSpeed, Inc., all current and deferred taxes are offset against other intercompany balances with eSpeed, Inc.

During the period June 16, 2007 to December 31, 2007, Aqua Securities, L.P. was taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York.

There were no items that gave rise to deferred taxes for the year ended December 31, 2007.

4. LEGAL MATTERS

Legal reserves are established in accordance with SFAS No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2007, no legal reserves have been recorded as the Partnership is not currently subject to any litigation.

5. REGULATORY CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Partnership had net capital of $182, which exceeded its minimum requirement by $89.

6. EMPLOYEE BENEFIT PLANS

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

7. CREDIT RISK

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations. The Partnership, through its clearing broker, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

8. SUBSEQUENT EVENTS

In January 2008, the following capital contributions were made to the Partnership: Cantor Securities contributed $1,010 in cash; eSpeed contributed $970 in cash; and the Holding Company contributed $20 in cash.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 13, 2008

Aqua Securities, L.P.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Aqua Securities, L.P. (formerly, eSpeed Securities, Inc.) (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated March 13, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency, described in the following paragraph, in internal control that we consider to be a material weakness, as defined above, at December 31, 2007.

During the course of performing our audit procedures, we noted several errors which were not detected in the Partnership's financial statement preparation process. The design of key internal controls over financial reporting are required to ensure that all transactions are properly initiated, authorized, recorded, processed, or reported. The breakdown of these controls initially resulted in the incorrect accounting and presentation of various balance sheet and income statement accounts. The Partnership's management has informed us that they are taking the appropriate corrective action to improve the controls and processes to ensure accounts are properly reconciled and recorded.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph represents a material inadequacy, as defined by Rule 17a-5(g), for such purposes at December 31, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END